EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong third quarter financial results
Well positioned to fund $30 billion capital program without additional common equity

CALGARY, Alberta – November 1, 2019 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for third quarter 2019 of $739 million or $0.79 per share compared to net income of $928 million or $1.02 per share for the same period in 2018. Comparable earnings for third quarter 2019 were $970 million or $1.04 per common share compared to $902 million or $1.00 per common share in 2018. TC Energy's Board of Directors also declared a quarterly dividend of $0.75 per common share for the quarter ending December 31, 2019, equivalent to $3.00 per common share on an annualized basis. Commencing with the dividends declared October 31, 2019, the Company discontinued the practice of issuing common shares from treasury at a discount to satisfy purchases under its Dividend Reinvestment Plan (DRP).
"During the third quarter of 2019, our diversified portfolio of regulated and long-term contracted assets continued to perform very well," said Russ Girling, TC Energy’s President and Chief Executive Officer. "Despite significant asset sales that have accelerated the strengthening of our balance sheet, comparable earnings per share increased four per cent compared to the same period last year while comparable funds generated from operations of $1.8 billion were 15 per cent higher. The increases reflect the robust performance of our legacy assets and contributions from the approximately $8.2 billion of growth projects that have entered service to date in 2019. Those increases were partially offset by lower contributions from approximately $3.4 billion of assets that were monetized during the first nine months of the year."
The asset sales included the Coolidge gas-fired power plant in Arizona, certain Columbia Midstream assets and an 85 per cent equity interest in Northern Courier. In addition, the Company has entered into an agreement to sell its Ontario gas-fired power plants including Napanee, Halton Hills and a 50 per cent interest in Portlands Energy Centre for approximately $2.87 billion. Including this transaction, which is anticipated to close in first quarter 2020, proceeds from asset sales are expected to total approximately $6.3 billion.
"Each of these transactions allowed us to surface significant value and redeploy the proceeds into our $30 billion secured capital program, thereby reducing our need for external funding including common equity," added Girling. "When combined with our significant internally generated cash flow and access to debt capital markets, we are well positioned to prudently fund our capital program in a manner that maximizes earnings and cash flow per share and is consistent with achieving targeted run-rate credit metrics including debt-to-EBITDA in the high four times area. As a result, we do not expect to issue any additional common shares from treasury under our Dividend Reinvestment Plan commencing with fourth quarter 2019 dividends."
Looking forward, TC Energy also continues to progress more than $20 billion of projects under development including Keystone XL and the Bruce Power life extension program. Success in advancing these and other growth initiatives that are expected to emanate from our five operating businesses across North America could extend our current dividend growth outlook of eight to 10 per cent through 2021.

Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	Third quarter 2019 financial results
◦Net income attributable to common shares of $739 million or $0.79 per common share
◦Comparable earnings of $970 million or $1.04 per common share
◦Comparable earnings before interest, taxes, depreciation and amortization of $2.3 billion
◦Net cash provided by operations of $1.6 billion
◦Comparable funds generated from operations of $1.8 billion

◦	Comparable distributable cash flow of $1.7 billion or $1.78 per common share

•	Declared a quarterly dividend of $0.75 per common share for the quarter ending December 31, 2019

•	Discontinued practice of issuing common shares from treasury at a discount to satisfy purchases under DRP commencing with the dividends declared October 31

•	Announced $1.2 billion West Path Delivery Program, an expansion of the NGTL and Foothills pipeline systems

•	Initiated the US$0.3 billion Gas Transmission Northwest (GTN) XPress project

•	Commenced commercial operations on the Sur de Texas pipeline in September

•	Continued construction activities on the $6.6 billion Coastal GasLink pipeline project and advanced funding plans for the project

•	Received Nebraska Supreme Court decision in August affirming the approval of the Keystone XL pipeline route through Nebraska

•	Received Draft Supplemental Environmental Impact Statement (DSEIS) for the Keystone XL project in October

•	Closed the sale of certain Columbia Midstream assets for approximately US$1.3 billion

•	Completed the partial monetization of Northern Courier for aggregate gross proceeds of approximately $1.15 billion

•	Entered into an agreement to sell our interests in three Ontario natural gas-fired power plants for approximately $2.87 billion

•	Issued $1.0 billion of long-term fixed-rate Medium Term Notes in September 2019

•	Issued US$1.1 billion of Junior Subordinated Notes in September 2019.
Net income attributable to common shares decreased by $189 million or $0.23 per common share to $739 million or $0.79 per share for the three months ended September 30, 2019 compared to the same period last year. Per share results reflect the dilutive impact of common shares issued under our DRP in 2018 and 2019 and our Corporate At-The-Market (ATM) program in 2018. Third quarter 2019 results included an after-tax loss of $133 million at September 30, 2019 related to the Ontario natural gas-fired power plants held for sale, an after-tax loss of $133 million related to the sale of certain Columbia Midstream assets in August 2019 and an after-tax gain of $115 million related to the partial sale of Northern Courier in July 2019. Third quarter 2018 results included after-tax income of $8 million related to our U.S. Northeast power marketing contracts. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable EBITDA increased by $288 million for the three months ended September 30, 2019 compared to the same period in 2018 primarily due to the net effect of the following:

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higher contribution from Liquids Pipelines primarily due to higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities, partially offset by the sale of an 85 per cent equity interest in Northern Courier in July 2019

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higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by decreased earnings from Bison (wholly-owned by TC PipeLines, LP) and from the sale of certain Columbia Midstream assets in August 2019

•	higher contribution from Canadian Natural Gas Pipelines mainly due to the Canadian Mainline recovery of increased depreciation and higher incentive earnings in 2019

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higher contribution from Power and Storage primarily due to increased Bruce Power results from a higher realized power price and higher output, partially offset by the sale of our interests in the Cartier Wind power facilities in fourth quarter 2018 and the sale of our Coolidge generating station in May 2019.

Comparable earnings increased by $68 million or $0.04 per common share for the three months ended September 30, 2019 compared to the same period in 2018 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•	higher income tax expense primarily due to higher comparable earnings before income taxes and lower foreign tax rate differentials

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higher depreciation, largely in Canadian Natural Gas Pipelines which is fully recovered in tolls as reflected in the comparable EBITDA discussion above, therefore having no impact on comparable earnings. In addition, higher consolidated depreciation reflects new projects placed in service

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lower AFUDC in U.S. Natural Gas Pipelines primarily due to Columbia Gas and Columbia Gulf growth projects placed in service, partially offset by continued investment in our NGTL System expansion and Mexico projects.

Comparable earnings per common share for the three months ended September 30, 2019 also reflects the dilutive impact of common shares issued under our DRP in 2018 and 2019 and our Corporate ATM program in 2018.
Notable recent developments include:
Canadian Natural Gas Pipelines:

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NGTL System: On October 31, 2019, we announced our West Path Delivery Program, an expansion of our NGTL System and Foothills pipeline system for incremental export capacity onto the GTN system in the Pacific Northwest. The Canadian portion of the expansion program has an estimated capital cost of $1.2 billion and consists of approximately 119 km (74 miles) of pipeline and associated facilities with in-service dates between fourth quarter 2022 and fourth quarter 2023. This Program is underpinned by approximately 275 TJ/d (258 MMcf/d) of new firm service contracts with terms that exceed 30 years.

In the nine months ended September 30, 2019, the NGTL System placed approximately $0.8 billion of capacity projects in service.
On March 14, 2019, the NGTL System Rate Design and Services Application was filed with the National Energy Board (NEB) which included a settlement agreement negotiated with members of its Tolls, Tariff, Facilities and Procedures (TTFP) committee which represents stakeholders. The settlement is supported by the majority of members of the TTFP committee. The Application addresses rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline (NMML). Given the complexity of the issues raised in the Application, the NEB decided to hold a public hearing which is expected to conclude in fourth quarter 2019.
On May 16, 2019, the NEB approved the proposed NMML tolling methodology including the surcharge, as filed, on an interim basis, pending the outcome of the above Rate Design and Services Application.

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Coastal GasLink Pipeline Project: Following the October 2018 positive Final Investment Decision (FID) by LNG Canada, construction activities continue along the pipeline route including the area south of Houston, B.C. which required a B.C. Supreme Court injunction for access. We expect a further decision in fourth quarter 2019 from the B.C. Supreme Court to extend the injunction to project completion.

On July 26, 2019, the NEB issued its decision affirming provincial jurisdiction for Coastal GasLink. Accordingly, construction will continue to proceed as planned under the permits granted to Coastal GasLink by the B.C. Oil and Gas Commission.

Our estimated project cost has increased from $6.2 billion to $6.6 billion due to increased scope and refinement of construction estimates for rock work and watercourse crossings. We expect the incremental cost will be incorporated into the final tolls.
TC Energy continues to advance funding plans for this pipeline project through a combination of the sale of up to 75 per cent ownership interest and arrangement of project financing, which are both proceeding as planned.
U.S. Natural Gas Pipelines:

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GTN XPress: In third quarter 2019, we initiated the GTN XPress project which is an integrated reliability and expansion project on the GTN system that will provide for the transport of additional volumes enabled by the West Path Delivery Program discussed above. GTN XPress is expected to be fully complete in late 2023 with an estimated total cost of US$0.3 billion.

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Louisiana XPress and Grand Chenier XPress: Combined, the Louisiana XPress and Grand Chenier XPress projects will connect nearly 2 Bcf/d of supply to Gulf Coast LNG export facilities. Both projects have now obtained necessary customer approvals or waivers of conditions allowing the projects to move to the execution phase. Interim service for Louisiana XPress shippers will commence on Columbia Gulf November 1, 2019 with full in-service anticipated in 2022 and total estimated project costs of US$0.4 billion. The anticipated in-service dates for Grand Chenier XPress are in 2021 and 2022 for Phase I and II, respectively, with total estimated project costs of US$0.2 billion.

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Sale of Columbia Midstream Assets: On August 1, 2019, we finalized the sale of certain Columbia Midstream assets to UGI Energy Services, LLC, a subsidiary of UGI Corporation, for proceeds of approximately US$1.3 billion, before post-closing adjustments. The sale resulted in a pre-tax gain of $21 million ($133 million after-tax loss), which included the release of $595 million of Columbia's goodwill allocated to these assets that is not deductible for income tax purposes. This sale does not include any interest in Columbia Energy Ventures Company, which is our minerals business in the Appalachian basin.

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Columbia Gulf Rate Settlement: Columbia Gulf and its shippers have recently agreed to a settlement-in-principle addressing all rate and service related issues raised during the settlement discussions. We plan to file an agreement with the Federal Energy Regulatory Commission (FERC) before the end of the year reflecting this settlement-in-principle and precluding the need to file a general rate case as contemplated by Columbia Gulf's previous 2016 settlement. We anticipate that FERC will accept the settlement agreement and that it will be unopposed.

Mexico Natural Gas Pipelines:

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CFE Arbitration: In June 2019, Comisión Federal de Electricidad (CFE) filed requests for arbitration under the Sur de Texas, Villa de Reyes and Tula contracts. CFE requested nullification of clauses that govern the parties’ responsibilities in instances of force majeure and requested reimbursement of certain fixed capacity payments. Regarding Sur de Texas, the parties successfully executed an amending agreement as described below and CFE has withdrawn its Sur de Texas arbitration request.

Negotiations continue with respect to the Villa de Reyes and Tula arbitrations with the expectation of reaching agreements before the end of 2019. Accordingly, these arbitration proceedings have been temporarily suspended while negotiations continue.

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Sur de Texas: In September 2019, the Sur de Texas pipeline began commercial operations following execution of the above amending agreement with CFE. The original Sur de Texas agreement had a fluctuating toll profile over a 25-year contract term. As a result of the amendment, the contract has been extended and CFE will now receive transportation services for 35 years under a levelized toll structure based on actual construction costs with an initial fixed toll applicable for the first 25 years of the contract term and a higher fixed toll over the last 10 years of the contract. All other terms and conditions of the contract remain substantially unchanged. Monthly revenue for this pipeline will be recognized at a levelized average rate over the 35-year contract term.

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Villa de Reyes: Construction of the Villa de Reyes project is ongoing, however the project has experienced force majeure events that have delayed the schedule. We anticipate a phased in-service to commence in early 2020 and have received certain capacity payments under force majeure provisions in the contract, but have not commenced recording revenues.

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Tula: Construction on the central segment of the Tula project has been delayed due to a lack of progress by the Secretary of Energy, the governmental department responsible for Indigenous consultations. The project in-service date is estimated to be two years after the Secretary of Energy successfully concludes such consultations. We have received certain capacity payments under force majeure provisions in the contract but have not commenced recording revenues.

Liquids Pipelines:

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Northern Courier: On July 17, 2019, we completed the sale of an 85 per cent equity interest in Northern Courier to Alberta Investment Management Corporation for gross proceeds of $144 million before post-closing adjustments, resulting in a pre-tax gain of $69 million after recording our remaining 15 per cent interest at fair value. On an after-tax basis, the gain of $115 million reflects the utilization of previously unrecognized tax loss benefits. Preceding the equity sale, Northern Courier issued $1.0 billion of long-term, non-recourse debt, the proceeds from which were paid to TC Energy, resulting in aggregate gross proceeds to TC Energy of $1.15 billion from this asset monetization.

We remain the operator of the Northern Courier pipeline and are using the equity method to account for our remaining 15 per cent interest in our Consolidated financial statements.

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Keystone XL: On June 27, 2019, the U.S. Government and TC Energy filed motions to dismiss the lawsuit brought by two U.S. Native American communities that have been expanded to challenge both the 2017 and 2019 Presidential Permits. The U.S. District Court in Montana heard argument on motions to dismiss the complaints on September 12, 2019 and a decision is expected by year end.

On June 27, 2019, the U.S. Government filed a motion to dismiss the challenge to the 2019 Presidential Permit brought by the Indigenous Environmental Network. TC Energy has intervened and moved to dismiss this lawsuit. A hearing on the motion to dismiss and a motion for a preliminary injunction by the Indigenous Environmental Network was held by the U.S. District Court in Montana on October 9, 2019. A ruling is expected to be made by year end.
On August 23, 2019, the Nebraska Supreme Court affirmed the November 2017 decision by the Nebraska Public Service Commission that approved the Keystone XL Pipeline route through the state. A motion for re-hearing of the decision has been denied.
The U.S. Department of State issued a DSEIS for the project on October 4, 2019. The DSEIS supplements the 2014 Keystone XL SEIS. It considers changes in the project since 2014 including routing in Nebraska and incorporates updated information and new studies. The SEIS is expected to be issued by the end of 2019.
We continue to actively manage legal and regulatory matters as the project advances.

Power and Storage (previously Energy):

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Ontario Natural Gas-fired Power Plants: On July 30, 2019, we entered into an agreement to sell our Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for proceeds of approximately $2.87 billion, subject to timing of the close and related adjustments. The sale is expected to close by the end of first quarter 2020 subject to conditions which include regulatory approvals and Napanee reaching commercial operations as outlined in the agreement. We expect this sale to result in a total pre-tax loss of approximately $330 million ($231 million after tax).  As these assets have been classified as held for sale, $202 million of this pre-tax loss ($133 million after tax) has been recorded at September 30, 2019. The remaining loss primarily reflects the residual costs to be incurred until Napanee is placed in service, including capitalized interest, and will be recorded on or before closing of the transaction.

In March 2019, Napanee experienced an equipment failure while progressing commissioning activities. Steps are being taken to address the situation and commercial operations are expected to commence in late first quarter 2020 with an estimated project cost of $1.8 billion.
Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.75 per common share for the quarter ending December 31, 2019 on TC Energy's outstanding common shares. The quarterly amount is equivalent to $3.00 per common share on an annualized basis.

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Issuance of Long-term Debt and Junior Subordinated Notes: In September 2019, TransCanada PipeLines Limited issued $700 million of Medium Term Notes, due in September 2029, bearing interest at a fixed rate of 3.00 per cent, as well as an additional $300 million of Medium Term Notes, due July 2048, bearing interest at a fixed rate of 4.18 per cent.

In September 2019, TransCanada Trust (the Trust), a wholly-owned financing trust subsidiary of TCPL, issued US$1.1 billion of Trust Notes – Series 2019-A to third party investors at a fixed interest rate of 5.50 per cent for the first ten years converting to a floating rate thereafter. All of the proceeds of the issuance by the Trust were loaned to TCPL for US$1.1 billion of junior subordinated notes of TCPL at an initial fixed rate of 5.75 per cent. The junior subordinated notes are callable at TCPL's option at any time on or after September 15, 2029 at 100 per cent of the principal amount plus accrued and unpaid interest to the date of redemption.
The net proceeds of these issuances were used for general corporate purposes and to fund our capital program.

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Dividend Reinvestment Plan: In third quarter 2019, the DRP participation rate amongst common shareholders was approximately 35 per cent resulting in $247 million reinvested in common equity under the program. Year-to-date in 2019, the participation rate amongst common shareholders has been approximately 34 per cent resulting in $711 million of dividends reinvested.

Commencing with the dividends declared October 31, 2019, common shares purchased with reinvested cash dividends under TC Energy’s DRP will no longer be satisfied with shares issued from treasury at a discount, but rather will be acquired on the open market at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares.

Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, November 1, 2019 to discuss our third quarter 2019 financial results. Russ Girling, President and Chief Executive Officer, Don Marchand, Executive Vice-President and Chief Financial Officer, and members of the executive leadership team will discuss TC Energy's third quarter financial results and company developments at 9 a.m. MDT / 11 a.m. EDT.
Members of the investment community and other interested parties are invited to participate by calling 800.478.9326 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: www.gowebcasting.com/10366.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on November 8, 2019. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 8633180#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available under TC Energy's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on our website at www.TCEnergy.com.
TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit www.TCEnergy.com and connect with us on social media to learn more.
Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's Quarterly Report to Shareholders dated October 31, 2019.

Media Enquiries:
Hejdi Carlsen / Jaimie Harding
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
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403.920.7911 or 800.361.6522